STATOIL ASA
Forusbeen 50, N-4035
Stavanger, Norway
May 25, 2007
Securities and Exchange Commission
     100 F Street, N.E.,
          Washington, D.C. 20549

Re: Statoil ASA Registration Statement on Form F-4 (No. 333-141445)

Ladies and Gentlemen:
          Pursuant to Rule 461 of the Securities Act of 1933, Statoil ASA respectfully requests that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that the Registration Statement shall become effective at 5 pm on May 25, 2007 or as soon thereafter as practicable.
We acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We confirm that we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above Registration Statement.

Very truly yours, STATOIL ASA
By:	/s/ Eldar Saetre
	Name:	Eldar Saetre
	Title:	Principal Financial and Accounting Officer